SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of July, 2006

CREDICORP LTD.
(Exact name of registrant as specified in its charter)

Clarendon House
Church Street
Hamilton HM 11 Bermuda
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

July 24, 2006

Messrs.
COMISIÓN NACIONAL SUPERVISORA
DE EMPRESAS Y VALORES
CONASEV

Re.: MATERIAL EVENT

Notice to Shareholders:

CREDICORP LTD., in accordance with article 28° of the Capital Markets Law, approved by Supreme Decree N° 093-2002-EF and CONASEV Resolution of Material Events and Reserved Information and Other Communications N° 107-2002-EF/94.10.0 modified by CONASEV Resolution N° 009-2003-EF/94.10 (the “Regulation”), complies with notifying the following Material Event:

We address you, regarding our previous reserved communication, in which we informed you that PRIMA AFP, a company owned by Grupo Crédito S.A., subsidiary of our company, has reached an agreement with Grupo Santander Perú S.A. to acquire 100% of the stock it owns in AFP Unión Vida, representing 99.9704% of the company.

At this point we report that such agreement will be subscribed today as it has been approved by both companies.

The sale price initially agreed upon was of US$ 142,00,000.00 (One hundred and forty two million and 00/100 U.S. Dollars), which will be paid once PRIMA AFP obtains the purchase authorization from the Superintendence of Banks, Insurance and Pension Fund Administrators (SBS), and all the previously agreed conditions are fulfilled by both parties. This price is subject to change, upon review of AFP Union Vida’s assets, which is expected to begin shortly.

It is AFP PRIMA’s intention to acquire 100% of AFP Unión Vida’s stock, for which, after acquiring Grupo Santander Perú S.A. stock in the company, which represents 99.9704% of AFP Unión Vida, will present a public stock offering to acquire the remaining 0.0296% of the stock, which is the property of minority shareholders, according to the rules regulating the Peruvian stock market.

After the acquisition is complete, it is AFP PRIMA’s intention to proceed to merge both companies to create a pension fund administrator to expand the companies’ capabilities.

As a result, AFP PRIMA will proceed to file before the Superintendence of Banks, Insurance and the Pension Fund Administrators (SBS), the authorization request for the formalization of this acquisition.

Sincerely,

/s/ Fernando Palao

Fernando Palao
Credicorp Ltd.

CREDICORP Ltd. ACQUIRES AFP UNION PENSION FUND

Lima, Peru, July 24, 2006 - Credicorp (NYSE:BAP) announced today that it has reached a preliminary agreement with the Santander Group, to acquire AFP UNION VIDA, the third-largest Peruvian pension fund owned and managed by Santander, for a cash payment of US$ 142 million.

The transaction, which has yet to undergo a due-diligence process, is expected to be concluded by the end of August 2006, and will be carried out as an acquisition of AFP PRIMA, which is held by Grupo Credito, one of the subsidiaries of Credicorp.

The conclusion of this transaction is expected to have a favorable effect on Credicorp’s results, since it will accelerate the process of consolidating the start-up operation at AFP PRIMA and is expected to lead to an immediate positive contribution to Credicorp’s bottom line results. AFP UNION VIDA has a market share of 22.1% (see source and date below) in terms of funds under management, which added to AFP PRIMA’s 6.3% market share will result in the second-largest pension fund administrator in Peru with an important 28.5% of the market’s managed funds. This transaction also represents an efficient use of excess capital at the holding company.

The following chart can give an indication of the size and effects of this transaction in the market:

	Unión Vida	Prima	Resulting AFP	Horizonte	Integra	Profuturo

Affiliates	828,286	97,068	925,354	1,015,457	972,206	862,213
Market share	21.9%	2.6%	24.5%	26.9%	25.8%	22.8%
Contributors[1]	261,088	67,523	328,611	376,269	422,971	268,445
Market share	18.7%	4.8%	23.5%	26.9%	30.3%	19.2%
Average wage[2] (US$)	569	700	600	451	540	496
Managed Fund (US$thousands)	2,431,191	694,161	3,125,352	2,684,169	3,487,744	1,680,557
Market share	22.1%	6.3%	28.5%	24.5%	31.8%	15.3%
Reserve requirement (US$thousand)	29,184	7,294	36,479	27,448	36,613	17,848
Commissions	1.94%	1.50%	1.50%	1.95%	1.80%	1.98%
Sales people	993	805	1,798	877	1,100	993
Offices	11	5	16	17	17	14

1/. Figures as of April 2006.
2/. Figures as of December 2005.

Source: SBS (As of June 2006).

IR CONTACTS

In Peru

Aida G. Kleffmann
Investor Relations Officer
Credicorp Ltd.
Calle Centenario 156
La Molina, Lima - 12, PERU

Phone: (+51 1) 313-2123
E-mail: akleffmann@bcp.com.pe

Guillermo Castillo / Antonella Monteverde
Investor Relations
Credicorp Ltd.
Calle Centenario 156
La Molina, Lima - 12, PERU

Phone: (+51 1) 313 2170
E-mail: guillermocastillol@bcp.com.pe
              amonteverde@bcp.com.pe

In the U.S.

Maria Barona / Peter Majeski
i-advize Corporate Communications, Inc.
82 Wall Street
Suite 805
New York, NY 10005

Phone: (212) 406-3690
E-mail: credicorp@i-advize.com

SIGNATURE

          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 24, 2006
CREDICORP LTD.

	By:	/S/ Guillermo Castillo

Guillermo Castillo
Authorized Representative

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management’s current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words “anticipates”, “believes”, “estimates”, “expects”, “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.